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Exhibit 12.1

Summit Midstream Partners, LP
Ratio of Earnings to Fixed Charges

	Six months ended June 30,	Year ended December 31,
	2016	2015(1)	2014(2)	2013	2012	2011
	(Dollars in thousands)
Earnings:
(Loss) income before income taxes and adjustment for income or loss from equity method investees	$(22,326)	$(216,268)	$(29,802)	$47,737	$43,679	$38,646
Add (deduct):
Fixed charges	34,150	63,262	53,859	28,543	15,794	6,579
Distributions from equity method investees	24,181	34,641	2,992	—	—	—
Capitalized interest	(1,779)	(3,372)	(4,646)	(6,690)	(2,784)	(3,362)

Total earnings	$34,226	$(121,737)	$22,403	$69,590	$56,689	$41,863

Fixed Charges(3):
Interest expense	$31,917	$59,092	$48,586	$21,314	$12,766	$3,054
Capitalized interest	1,779	3,372	4,646	6,690	2,784	3,362
Estimate of interest within rent expense	454	798	627	539	244	163

Total fixed charges	$34,150	$63,262	$53,859	$28,543	$15,794	$6,579

Ratio of earnings to fixed charges	1.00x	—	0.42x	2.44x	3.59x	6.36x

(1)
The ratio of earnings to fixed charges was negative for the year ended December 31, 2015. To achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $185.0 million of earnings for the year ended December 31, 2015. Loss before income taxes for the year ended December 31, 2015 included $248.9 million of goodwill impairments.

(2)
The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2014. To achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $31.5 million of earnings for the year ended December 31, 2014. Loss before income taxes for the year ended December 31, 2014 included a goodwill impairment of $54.2 million.

(3)
Fixed charges do not include any portion of the expense associated with our deferred purchase price obligation that we owe pursuant to the terms of that certain Contribution Agreement, dated February 25, 2016, between us and Summit Midstream Partners Holdings, LLC.

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  Exhibit 12.1